Exhibit 99.1

Standard & Poor’s raises Vivendi Universal back to investment grade

Paris, June 1, 2004 — Vivendi Universal [Paris Bourse: EX FP; NYSE: V]was pleased to learn of Standard & Poor’s decision announced this morning to raise its short- and long-term credit notes to BBB-/A-3 from the previous BB/B. For Standard & Poor’s, therefore, Vivendi Universal is now back to investment grade, the category from which it was dropped in July 2002.

Last month, following the announcement of the finalization of the VUE/NBC merger, Fitch gave Vivendi Universal a rating for the first time. The company’s debt was rated BBB-, also placing Vivendi Universal in the investment grade category.

Commenting on this news, Jacques Espinasse, Senior Executive Vice President and Chief Financial Officer of Vivendi Universal, said: “The decision taken by Standard & Poor’s is a significant step towards full recognition of the work done by the company over almost two years to restructure, focus, improve the management and increase the value of its strategic assets in the Media and Telecommunications sectors.”

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